Exhibit 97.1
JONES LANG LASALLE INCORPORATED
AMENDED AND RESTATED POLICY ON
RECOUPMENT OF INCENTIVE COMPENSATION

Introduction

The Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of Jones Lang LaSalle Incorporated (the “Company”) has adopted this Amended and Restated Policy on Recoupment of Incentive Compensation (this “Policy”), which provides for the recoupment of compensation in certain circumstances in the event of (i) a restatement of financial results by the Company or (ii) for members of the Company’s Global Executive Board (“GEB”), ethical or criminal violations resulting in significant reputational or financial harm to the Company or any of its affiliates. This Policy is intended to comply with the requirements of Securities and Exchange Commission (“SEC”) rules and New York Stock Exchange (“NYSE”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and to establish additional recoupment triggers and procedures beyond those required by applicable law for certain senior executives.

Administration

This Policy shall be administered by the Compensation Committee. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy, in all relevant cases consistent with applicable law including the Dodd-Frank Act. The Compensation Committee may amend this Policy from time to time in its sole discretion.

Covered Executives

This Policy applies to any current or former “executive officer,” within the meaning of Rule 10D-1 under the Securities Exchange Act of 1934, as amended, who was employed by the Company or a subsidiary of the Company (each such individual, an “Executive”) during the applicable Recovery Period, as defined below. This Policy shall be binding and enforceable against all Executives and their beneficiaries, executors, administrators, and other legal representatives.

For the avoidance of doubt, this Policy also applies to all GEB Members, whether or not such GEB Member also qualifies as an Executive. For purposes of this Policy, a “GEB Member” means any current or former member of the Company’s Global Executive Board who was serving in such capacity during the applicable Recovery Period.

Recoupment Upon Financial Restatement

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial

Restatement”), the Compensation Committee shall cause the Company to recoup from each Executive, as promptly as reasonably possible, any erroneously awarded Incentive-Based Compensation, as defined below.

Recoupment Upon Ethical or Criminal Violations

If a GEB Member engages in conduct that constitutes (i) a material violation of the Company’s Code of Ethics or other applicable Company policies, (ii) criminal conduct, or (iii) any other misconduct that, in the reasonable judgment of the Compensation Committee, results in significant reputational harm or financial harm to the Company or any of its affiliates (an “Ethics Violation”), the Compensation Committee may, in its sole discretion, cause the Company to recoup from such GEB Member any cash bonuses and/or equity awards received by such GEB Member during the three (3) completed fiscal years immediately preceding the date on which the Compensation Committee determines that an Ethics Violation has occurred, in such amounts as the Compensation Committee deems appropriate.

No-Fault Recovery for Financial Restatements

Recoupment under this Policy related to Financial Restatements shall be required regardless of whether the Executive or any other person was at fault or responsible for errors that contributed to the need for the Financial Restatement or engaged in any misconduct, and for Executives who are GEB Members, regardless of whether an Ethics Violation has occurred.

Compensation Subject to Recovery; Enforcement

For Financial Restatements, this Policy applies to all compensation granted, earned or vested based wholly or in part upon the attainment of any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Company’s financial statements or included in a filing with the SEC, including stock price and total shareholder return (“TSR”), including but not limited to performance-based cash, stock, options or other equity-based awards paid or granted to the Executive, including proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a financial reporting measure performance goal (“Incentive-Based Compensation”).

Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted stock or options with time-based vesting, or a bonus awarded solely at the discretion of the Board or Compensation Committee and not based on the attainment of any financial measure, is not subject to this Policy with respect to Financial Restatements.

For Ethics Violations by GEB Members, this Policy applies to all cash bonuses and equity awards received by the GEB Member during the applicable Recovery Period, notwithstanding the existence of performance metrics or vesting conditions applicable to such compensation.

Calculation and Recovery Period

In the event of a Financial Restatement, the amount to be recovered will be the excess of (i) the Incentive-Based Compensation received by the Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Financial Restatement, as determined in accordance with the last sentence of this paragraph, or any transition period (that results from a change in the Company's fiscal year) within or immediately following those three completed fiscal years (provided that a transition period between the last day of the Company's previous fiscal year and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year) (the “Recovery Period”), based on the erroneous data and calculated without regard to any taxes paid or withheld, over (ii) the Incentive-Based Compensation that the Executive would have received had it been calculated based on the restated financial information, as determined by the Compensation Committee.

For this purpose, the Executive is considered to have received Incentive-Based Compensation in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, regardless of when the payment or grant of such Incentive-Based Compensation occurs. The date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Compensation Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received and the Company shall document the determination of that estimate and provide it to the NYSE.

For Ethics Violations by GEB Members, the Recovery Period shall be the three (3) completed fiscal years immediately preceding the date on which the Compensation Committee determines that an Ethics Violation has occurred. For this purpose, a GEB Member is considered to have received compensation in the fiscal year during which the compensation was actually paid, granted, or vested.

Committee Discretion for Ethics Violations

With respect to Ethics Violations by GEB Members, the Compensation Committee shall have sole and absolute discretion to determine (i) whether to seek recoupment of any compensation under this Policy, (ii) the amount of any compensation to be recouped, and (iii) the method and timing of any recoupment. The Compensation Committee shall not be required to recoup any amount under this Policy for Ethics Violations and may consider any factors it deems relevant in making its determinations, including but not limited to the GEB Member’s role in any triggering event, the financial or reputational impact on the Company, the costs of recovery, and any other circumstances the Compensation Committee deems appropriate.

Enforcement Mechanisms

The Company may use any legal or equitable remedies that are available to the Company to recoup any compensation subject to this Policy, including but not limited to by collecting from the Executive or GEB Member a cash payment or shares of Company common stock or by forfeiting any amounts that the Company owes to the Executive or GEB Member.

No Indemnification

The Company shall not indemnify any Executive or GEB Member or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Executive or GEB Member under this Policy.

Exceptions

The compensation recouped under this Policy shall not include compensation received by an Executive or GEB Member (i) prior to beginning service as an Executive or GEB Member, respectively, or (ii) if he or she did not serve as an Executive or GEB Member, respectively, at any time during the applicable Recovery Period.

For Financial Restatements only, the Compensation Committee may determine not to seek recovery from an Executive in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation and providing corresponding documentation of such attempt to the NYSE), (B) recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to the NYSE, or (C) recovery would likely cause the Company's 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Other Remedies Not Precluded

The exercise by the Compensation Committee of any rights pursuant to this Policy shall be without prejudice to any other rights or remedies that the Company, the Board, or the Compensation Committee may have with respect to any Executive or GEB Member subject to this Policy.

Effective Date

The Compensation Committee has adopted this Amended and Restated Policy effective as of January 1, 2026 (the “Effective Date”) and shall apply to any compensation that is received by an Executive on or after the Effective Date. The original Policy on Recoupment of Incentive Compensation adopted on September 7, 2023, is hereby amended and restated in its entirety by this Policy; however, such policy will continue to apply to compensation received by an Executive prior to the Effective Date in accordance with its terms.

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